Mail Stop 4561

March 28, 2008

VIA USMAIL and FAX (781) 246-2807

Ms. Barbara Fournier
Chief Operating Officer (Principal Financial Officer)
FSP Galleria North Corp.
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

> **Re:** **FSP Galleria North Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 7, 2008**
> **File No. 000-51940**

Dear Ms. Barbara Fournier:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 1. Business

History, page 2

1.   We note that your only property was acquired through FSP Galleria North
        Limited Partnership (FSP LP), of which you are the sole limited partner and of
        which FSP Galleria North LLC (FSP LLC), your wholly-owned subsidiary, is the
        sole general partner. The financial statements in this filing appear to include FSP
        LP and FSP LLC on a consolidated basis. However the titles of the financial
        statements do not indicate that they are consolidated.

        In future filings please indicate, in their respective titles, that the financial
        statements and related footnotes are consolidated

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Concentration of Credit Risks, page F-9

2.   As disclosed on page 4, the property is triple net leased to a single tenant, Tenet
        Hospitals Limited, with the lease being fully guaranteed by Tenet Healthcare
        Corporation (Tenet). As Tenet is a public company, its financial statements are
        publicly available. Please tell us what consideration you gave to providing
        summarized financial information of Tenet. Refer generally to the guidance in
        SAB 71 concerning significant credit concentrations.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Barbara Fournier
FSP Galleria North Corp
March 28, 2008
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jaime G. John, at (202) 551-3446 or me at (202) 551- 3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant